Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada V6C 3R8

Tel: 604 654 4000
Fax: 604 654 4048

News Release

February 14, 2007

Catalyst announces reduction in workforce

Vancouver, BC - With a continuing focus on competitive markets and performance management, Catalyst Paper today announced reductions of approximately 350 positions across the company to be completed by year-end. At its meeting on February 13, 2007, the board approved a $21.2 million restructuring program to enable these changes. Both staff and union positions will be affected.

$12.9 million of this program has been approved for the Powell River mill allowing early retirement and severance packages for approximately 100 workers. The company has reached agreement with local unions at the mill providing for workplace flexibility, more effective vacation scheduling, elimination of unpaid leave and changes to apprenticeships. Efficiency improvements attained by these changes are necessary to support future capital investments in the mill.

“Reductions of this nature will cause some hardship for affected employees, their families and the community, but they are part of the reality of improving our company’s ability to compete under very tough industry conditions,” said Ron Buchhorn, senior vice-president, operations. “We recently met with our Powell River union locals to discuss the rationale and timeline for downsizing, and we will continue to meet with them in coming weeks as we move through the process.”

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,500 people at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, B.C.

For more information:
Lyn Brown
Vice-President, Corporate Affairs
604-654-4212